Grupo PRISA

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, December 28, 2005

Re: Promotora de Informaciones, S.A. (File No. 82-[illegible]
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

a) - The English version of a notice of significant event (*Comunicación de hecho relevante*), dated June 10, 2005, regarding the acquisition by Promotora de Informaciones, S.A. (through its subsidiary Santillana Ediciones Generales, S.L.) of 75% of the share capital of the Brazilian company Editora Objetiva Ltda, that is attached as **Item 1** .This English version was not filed with the CNMV.

b) - The English version of three notices of significant event (*Comunicación de hecho relevante*), dated July 21, November 3 and November 8, and a subsequent correction of an error, dated December 5, 2005, regarding the agreements reached among Prisa and Messrs. Miguel Paes do Amaral and Nicolás Berggruen, with respect to their holdings in Grupo Media Capital, SGPS, S.A., that are attached as **Items 2, 3, 4 and 5**.These English versions were not filed with the CNMV.

c) - The English version of a notice of significant event (*Comunicación de hecho relevante*), dated July 22, 2005, regarding the first half report of the year 2005, that is attached as **Item 6.** This English version was not filed with the CNMV.

d) - The English version of a notice of significant event (*Comunicación de hecho relevante*), dated August 18, 2005, regarding the agreement reached between Promotora de Informaciones, S.A. and Grupo Godó de Comunicación, S.A. with respect to the merger of their shareholdings in Sociedad Española de Radiodifusión, S.A. and Antena 3 de Radio, S.A., that is attached as **Item 7** .This English version was not filed with the CNMV.

e) - The English version of a notice dated September 28, 2005, regarding an interview made to the Chief Executive Officer of Promotora de Informaciones, S.A., that is attached as **Item 8.** This English version was not filed with the CNMV.

f) - The English version of a notice of significant event (*Comunicación de hecho relevante*), dated October 21, 2005, regarding the third quarter report of the year 2005, that is attached as **Item 9** .This English version was not filed with the CNMV.

g) - The English version of a notice of significant event (*Comunicación de hecho relevante*), dated October 27, 2005, regarding the subscription by Promotora de Informaciones, S.A. (through its subsidiary Investissements Presse Régionale, S.A.) of shares amounting to 17.69% of the company Le Monde, S.A., that is attached as **Item 10** .This English version was not filed with the CNMV

h) - The English version of a notice of significant event (*Comunicación de hecho relevante*), a notification of a press release and a presentation, all dated November 2, 2005, regarding a tender offer over Sogecable, that are attached as **Items 11, 12 and 13**. These English versions were not filed with the CNMV.

i) - The English version of a notification of a press release dated November 18, 2005, regarding the agreement reached between Grupo Prisa and Grupo Garáfulic with regard to past disputes involving the two companies, that is attached as **Item 14** .This English version was not filed with the CNMV

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

Item 1

RECEIVED
2006 JAN -3 P 2:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, June 10, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. announces that Santillana Ediciones Generales, S.L. has acquired 75% of the share capital of the Brazilian enterprise Editora Objetiva Ltda. The acquisition price was 20,387,000 Brazilian Reales (approximately 6.8 million Euros.)

Likewise agreed was an undertaking to maintain Objetiva's present management team, as well as a call option for Santillana on the remaining 25% of the share capital presently in the hands of the aforementioned managers, and their respective put option.

Editora Objetiva Ltda. is a leader in the Brazilian publishing sector, whose 2005 turnover topped 5 million Euros.

With this acquisition Santillana has consolidated its presence in general publishing in Brazil, in addition to already being present in the educational publication sector through its Editora Moderna Ltda., which it acquired in March, 2001.

ITEM 2

Madrid, July 21, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. (Prisa) announces that today it reached a series of agreements with Messrs. Miguel Paes do Amaral and Nicolás Berggruen, and with certain companies that they control (hereinafter, the "Shareholder Parties to the Contract").

By virtue of these agreements, the parties hereby assume the rights and obligations described hereunder with respect to the direct or indirect holdings of the "Shareholder Parties to the Contract" in Grupo Media Capital, SGPS, S.A. ("Media Capital"), a company listed on Eurolist by Euronext Lisbon, leader in the Portuguese television market, which has a substantial presence in the radio and audiovisual production markets, among others.

First.- The "Shareholder Parties to the Contract" have granted Prisa preemptive rights in:

(a) the shares comprising 100% of the share capital of the Portuguese company Vertix, SGPS, S.A. owned by the "Shareholder Parties to the Contract," which to-date owns 28,48% of the share capital of Media Capital. The duration of these preemptive rights shall be twenty-four months from the date shown above.

(b) the shares that the "Shareholder Parties to the Contract" possess and may in the future possess in Media Capital, to a maximum of 13.32% of its share capital. These preemptive rights shall be in effect during the period commencing twenty-four months and ending thirty-nine months from the date shown above.

Second.- In exchange for these preemptive rights Prisa has granted the "Shareholder Parties to the Contract" the following put options ("Puts"):

(a) A put option on 100% of Vertix ("First Put"), to be exercised within the term of three to six months from the date shown above, provided that on the date on which the option in Vertix is exercised it owns 33% (but not more than 33%) of the shares and voting rights in Media Capital.

In the event the option is exercised, Prisa shall pay 189,559,467€ (subject to adjustments for interest on the company's debt accrued at

the closing date), and shall deliver to the "Shareholder Parties to the Contract" holdings equivalent to 24% of the share capital in Prisa División Internacional, SL (a subsidiary of Prisa comprising its present investments in international communications media).

(b) A put option on a minimum of 12% and a maximum of 13.32% of Media Capital ("Second Put"), to be exercised during the term commencing twenty-four months and ending twenty-seven months following the exercise of the "First Put." The price to be paid by Prisa or by a third party designated by Prisa in the event the option is exercised shall be at least 71,278,077€ and no more than 79,118,662€.

Based on the market price of the Media Capital shares when the "Second Put" is exercised, Prisa may choose to extend the period for exercising this "Second Put", to purchase the shares in Media Capital, or to designate a third party to make that purchase.

Third.- In addition, the parties have agreed that the "Shareholder Parties to the Contract" shall have a put option on shares representing 24% of Prisa División Internacional, which may be exercised between twelve and fourteen months of the exercise of the "First Put", at a price of 45,000,000€. After that term and if the "Shareholder Parties to the Contract" have not exercised the option, Prisa shall have a call option ("Call") on those shares at the aforementioned price, during the following twelve months.

ITEM 3

Madrid, November 3, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. (Prisa) announces that it received notice today from Mr. Miguel Pais do Amaral, Berggruen Holdings Ltd and Courical Holding BV, owners of 100% of the share capital of Vertix SGPS, SA (which, in turn, owns 33% of the share capital and the voting rights of Grupo Media Capital SGPS, SA), concerning the exercise of a put option involving shares in Vertix, granted by Prisa in an agreement on July 21, 2005, which was reported as Announcement of Relevant Information No. 59742.

In exercising that option, Prisa will acquire shares representing 100% of the capital stock in Vertix, in an operation that is expected to be concluded on November 8, 2005.

ITEM 4

Madrid, November 8, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. (Prisa) hereby announces that, in exercising the call option notified on November 3, today it acquired from Mr. Miguel Pais do Amaral, Berggruen Holdings Ltd and Courical Holding BV ("Sellers") 100% of the share capital of Vertix SGPS, SA, which likewise owns shares representing 33% of the share capital and voting rights of the Media Capital SGPS, SA Group.

After adjustments to compensate for interest accrued to-date, the cost of the operation amounted to 189,148,884.51 de euros.

In addition, Prisa turned over to Sellers interests equivalent to 24% of the capital of Prisa Divisi6n Internacional, SL. In accordance with the terms of Announcement of Relevant Information No. 59742, Sellers shall maintain a put option and Prisa a call option with respect to those interests.

ITEM 5

Madrid, December 5, 2005

Correction of an Error in an Announcement of Relevant Information

With a view to correcting an error in Announcement of Relevant Information No. 59742, dated July 21, 2005, concerning Prisa's preemptive rights in a given percentage of the shares of the Portuguese company Media Capital, paragraph First (b) of that Announcement should be amended as follows (amended text is underlined):

First.- The "Shareholder Parties to the Contract" have granted Prisa preemptive rights in:

(a) ...
(b) the shares that the "Shareholder Parties to the Contract" currently possess or may in the future possess in Media Capital, to a maximum of 13.32% of its share capital. These preemptive rights <u>shall be in effect for a period of 39 months from the date of Prisa's purchase of the Vertix shares</u> (which, merely as a clarification, took place on November 8, 2005, as indicated in Announcement of Relevant Information No. 61973).

5.0.4 version

Security Reference

ITEM 6

QUARTERLY EARNINGS REPORT FOR:

PERIOD First Half **YEAR** 2005

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the power or powers of attorney by virtue of which they represent the company:

I

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

CONTENT OF HALF-YEARLY INFORMATION PROVIDED
(mark with an X where applicable)

		Individual	Consolidated
I. Data Identifying Issuer	0010	X	
II. Variation in Consolidated Group	0020		X
III. Basis for Presentation and Valuation Standards Applied	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Comparative Balance Sheet	0060		X
VII. Net Turnover by Activity	0070	X	X
VIII. Number of Employees	0080	X	X
IX. Business Performance	0090		X
X. Bond Issues, Repayments or Cancellations	0100		
XI. Dividends Distributed	0110	X	
XII. Significant Events	0120	X	X
XIII. Schedule Explaining Significant Events	0130	X	X
XIV. Linked Transactions	0140	X	X
XII. Auditors' Special Report	0150		

II. VARIATION IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (1)

Local Television Business Unit

In February, 2005 Promotora de Emisoras de Televisión, S.A. increased the percentage of its holdings in Televisiones Gallegas, S.A. from 28.8% to 32.69% by means of a capital increase totally subscribed by Promotora de Emisoras de Televisión, S.A. The equity consolidation method was used.

In March, 2005 Promotora de Emisoras de Televisión, S.A. acquired 0.5% of the share capital of Collserola Audiovisual, S.L., a company that is 92.0% owned by Legal Affairs Consilium, S.L, which is wholly-owned by Promotora de Emisoras de Televisión, S.A. This was consolidated by the full consolidation method without changes in the consolidation perimeter.

In April, 2005 Promotora de Emisoras de Televisión, S.A. acquired 30% of the share capital of Canal Gasteiz, S.L., which was consolidated using the equity method.

In May, 2005 Chip Audiovisual, S.A. was incorporated, being 25.00% owned by Promotora de Emisoras de Televisión, S.A. and consolidated using the equity method.

Radio Business Unit

Effective January 1, 2005, Sociedad de Servicios R. Unión Radio, S.L. commenced to consolidate Ediciones LM, S.L. using the full consolidation method, after having obtained authorization from the administrative authorities. This company had previously been consolidated using the equity method.

International Media Business Unit

In May, 2005, Prisa División Internacional, S.L. reduced its holdings in GLP Colombia from 99.99% to 50% through a capital increase in GLP Colombia. This was consolidated using the proportional method.

In June, 2005 GLR Services, Inc. acquired 100% of the share capital of Radio Continental, S.A. This was consolidated using the full consolidation method.

In June, 2005 GLR Services, Inc. acquired 100% of the share capital of Radio Estéreo, S.A., which was consolidated using the full consolidation method.

In June, 2005 GLR Broadcasting, Inc. was incorporated, being wholly owned by GLR Services Inc. and consolidated using the full consolidation method.

Education and Training Business Unit

In June, 2004 Santillana Ediciones Generales, S.L. acquired 75% of the share capital of Editora Objetiva, Ltda, which was consolidated using the full consolidation method.

Printing Business Unit

In May, 2005 Polestar Hispánica, S.A. changed its corporate name to Dédalo Hispánica, S.A. This company is wholly owned by Dédalo Grupo Gráfico, S.L. and is consolidated using the proportional method.

In May, 2005 Polestar Heliocolor, S.L. changed its corporate name to Dédalo Heliocolor, S.L. This company is wholly owned by Dédalo Hispánica S.A. and is consolidated using the proportional method.

III. FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company.)

Individual Financial Information

The financial information for Promotora de Informaciones, S.A's. annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for the fiscal year ending December 31, 2005 for unaudited accounts. The information was likewise prepared according to national accounting standards currently in force.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Euros 000

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
A)	UNCALLED SHARE CAPITAL	0200		
I.	Start-up Expenses	0210	1,084	1,810
II.	Intangible Assets	0220	3,038	4,835
II.1.	Rights in Leased Assets	0221		
II.2.	Other Intangible Assets	0222	3,038	4,835
III.	Tangible Assets	0230	3,624	76,105
IV.	Long-Term Financial Investments	0240	957,016	736,491
V.	Long-Term Treasury Stock	0250	30,056	29,706
VI.	Long-term Trade Debtors	0255		
B)	FIXED ASSETS (2)	0260	**994,818**	**848,947**
C)	DEFERRED EXPENSES (3)	0280	2,610	3,330
I.	Called-up Share Capital	0290		
II.	Inventory	0300		
III.	Debtors	0310	25,935	37,098
IV.	Short-term Investments	0320	164,779	168,658
V.	Short-term Treasury Stock	0330		
VI.	Cash and Banks	0340	92	124
VII.	Prepayments	0350	601	2,182
D)	CURRENT ASSETS	0360	**191,407**	**208,062**
	TOTAL ASSETS (A + B + C + D)	0370	**1,188,835**	**1,060,339**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	0500	21,881	21,881
II.	Reserves	0510	598,494	563,130
III.	Profit/Loss from Previous Years	0520		
IV.	Profit/Loss for the Year	0530	44,951	20,934
V.	Interim Dividends Paid During the Year	0550		
A)	SHAREHOLDERS' EQUITY	0560	**665,326**	**605,945**
B)	DEFERRED INCOME(4)	0590	657	1,948
C)	PROVISIONS FOR LIABILITIES AND CHARGES	0600	11,475	16,516
I.	Issue of Bonds and Other Negotiable Securities	0610	162,300	162,300
II.	Amounts Owed to Credit Institutions	0615	211,814	233,402
III.	Amounts Owed to Group and Associated Companies	0620	4,404	4,404
IV.	Long-term Trade Creditors	0625		
V.	Other Long Term Liabilities	0630	198	3,314
D)	LONG TERM LIABILITIES	0640	**378,716**	**403,420**
I.	Issue of Bonds and Other Negotiable Securities	0650		
II.	Amounts Owed to Credit Institutions	0655	122,591	23,478
III.	Amounts Owed to Group and Associated Companies	0660	2,843	1,642
IV.	Trade Creditors	0665	2,693	4,618
V.	Other Short Term Liabilities	0670	4,534	2,584
VI.	Accruals	0680	0	188
E)	SHORT TERM LIABILITIES (5)	0690	**132,661**	**32,510**
F)	SHORT TERM PROVISIONS FOR LIABILITIES AND CHARGES	0695		
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	1,188,835	1,060,339

V. INDIVIDUAL COMPANY RESULTS

Units: Euros 000

			CURRENT YEAR		LAST YEAR	
			Amount	%	Amount	%
+	Net Turnover (6)	0800	65,432	100.00%	56,310	100.00%
+	Other Income (7)	0810		0.00%		0.00%
+/-	Change in Stocks of Finished and Semi-finished Goods	0820		0.00%		0.00%
=	TOTAL REVENUES	0830	65,432	100.00%	56,310	100.00%
-	Net Purchases	0840		0.00%		0.00%
+/-	Change in Stocks of Commodities, Raw Materials and Other Consumables	0850		0.00%		0.00%
-	External Costs and Operating Costs (8)	0860	-7,520	-11.49%	-5,093	-9.04%
=	ADJUSTED VALUE-ADDED	0870	**57,912**	88.51%	**51,217**	90.96%
+/-	Other Expenses and Income (9)	0880		0.00%		0.00%
-	Personnel Costs	0890	-8,047	-12.30%	-5,363	-9.52%
=	GROSS OPERATING PROFIT	0900	**49,865**	76.21%	**45,854**	81.43%
-	Allowance for Fixed Asset Depreciation	0910	-1,583	-2.42%	-3,304	-5.87%
-	Allowance for Reversion Fund	0915		0.00%		0.00%
+/-	Change in Provisions for Working Capital (10)	0920	-12	0.02%		0.00%
=	NET OPERATING PROFIT	0930	**48,270**	73.77%	**42,550**	75.56%
+	Financial Income	0940	6,513	9.95%	6,555	11.64%
-	Financial Expenses	0950	-6,072	-9.28%	-4,808	-8.54%
+	Interest and Capitalized Exchange Rate Differences	0960		0.00%		0.00%
+/-	Allowance for Depreciation and Financial Provisions (11)	0970		-0.00%		0.00%
=	ORDINARY INCOME	1020	**48,711**	74.45%	**44,297**	78.67%
+/-	Profits from Intangible Assets and Control Portfolio (12)	1021		0.00%		0.00%
+/-	Change in Provisions for Intangible and Tangible Assets and Control Portfolio (13)	1023	-10,297	-15.74%	-33,601	-59.67%
+/-	Profits from Operations with Own Shares and Bonds (14)	1025		0.00%		0.00%
+/-	Profits from Previous Years (15)	1026		0.00%		0.00%
+/-	Other Extraordinary Profit (16)	1030	-595	-0.91%	-3,844	-6.83%
=	PROFIT BEFORE TAXES	1040	**37,819**	57.80%	**6,852**	12.17%
+/-	Corporate Income Tax and Others	1042	7,132	10.90%	14,082	25.01%
=	PROFIT FOR THE YEAR	1044	**44,951**	68.70%	**20,934**	37.18%

IV. CONSOLIDATED BALANCE SHEET
(INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units: Euros 000

ASSETS

			CURRENT YEAR	PREVIOUS YEAR
I.	Tangible Fixed Assets	4000	309,743	284,290
II.	Real Estate Investments	4010	11,739	11,980
III.	Goodwill	4020	200,037	186,008
IV.	Other Intangible Assets	4030	86,805	81,933
V.	Long Term Financial Investments	4040	46,720	85,354
VI.	Investments in Associates	4050	446,716	259,394
VII.	Biological Assets	4060		
VIII.	Deferred Tax Assets	4070	87,583	100,273
IX.	Other Fixed Assets	4080	189	25,705
A)	FIXED ASSETS	4090	**1,189,532**	**1,034,937**
I.	Biological Assets	4100		
II.	Inventory	4110	106,527	101,106
III.	Debtors and other account receivables	4120	550,458	513,614
IV.	Short-term Investments	4140	9,346	20,085
V.	Assets for tax on current earnings	4150		
VI.	Other current assets	4160		
VII.	Cash and Cash equivalents	4170	31,015	28,477
	Sub total CURRENT ASSETS	4180	**697,346**	**663,282**
VIII.	Non-current assets classified as held for sale and discontinued operations	4190		
B)	CURRENT ASSETS	4195	**697,346**	**663,282**
	TOTAL ASSETS (A + B)	4200	**1,886,878**	**1,698,219**

LIABILITIES

			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	4210	21,881	21,881
II.	Other Reserves (20)	4220	550,436	513,186
III.	Cumulative Profit (21)	4230	233,759	157,617
IV.	Other equity elements	4235		
V.	Minus: Treasury Stock	4240	-30,056	-29,706
VI.	Translation Adjustments	4250	8,280	1,788
VII.	Other valuation adjustments	4260		
VIII.	Revaluation reserves of non-current assets classified as held for sale and discontinued operations	4265		
IX.	Less: Interim dividends	4270		
	EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY	4280	**784,300**	**664,766**
X.	Minority Interests	4290	17,372	20,019
A)	SHAREHOLDERS' EQUITY	4300	801,672	684,785
I.	Issue of Bonds and Other Negotiable Securities	4310	149,393	146,010
II.	Long term bank debt	4320	279,858	329,263
III.	Other long term financial assets	4330	6,083	9,527
IV.	Deferred tax liabilities	4340	42,167	37,607
V.	Provisions	4350	20,746	19,634
VI.	Other Long-Term Liabilities	4360	5,083	11,348
B)	LONG-TERM LIABILITIES	4370	**503,330**	**553,389**
I.	Issue of Bonds and Other Negotiable Securities	4380		
II.	Short term bank debt	4390	214,563	111,667
III.	Trade Creditors and other short term liabilities	4400	355,823	338,107
IV.	Other Short-Term Financial Liabilities	4410		
V.	Provisions	4420	4,134	4,173
VI.	Liabilities for tax on current earnings	4430		
VII.	Other short term liabilities	4440	7,356	6,098
	Subtotal Current Liabilities	4450	**581,876**	**460,045**
VIII.	Liabilities directly associated with non-current assets classified as held for sale or discontinued operations	4465		
C)	SHORT-TERM LIABILITIES	4470	**581,876**	**460,045**
	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A + B + C)	4480	**1,886,878**	**1,698,219**

V. CONSOLIDATED GROUP RESULTS
(INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS)

Units.: Euros 000

			CURRENT YEAR Amount	%	LAST YEAR Amount	%
+	Net Turnover	4500	712,059	100.00%	652,667	100.00%
+	Other Income	4510	23,642	3.32%	24,089	3.69%
+/-	Change in Stocks of Finished and Semi-finished Goods	4520		0.00%		0.00%
-	Net Purchases	4530	-176,841	-24.84%	-176,422	-27.03%
-	Personnel Costs	4540	-182,601	-25.64%	-176,311	-27.01%
-	Depreciation charges	4550	-34,011	-4.78%	-33,072	-5.07%
-	Other expenses	4560	-230,189	-32.33%	-201,571	-30.88%
=	OPERATING PROFIT/LOSS	4570	**112,059**	15.74%	**89,380**	13.69%
+	Financial Income	4580	7,335	1.03%	5,618	0.86%
-	Financial Expenses	4590	-14,300	-2.01%	-10,794	-1.65%
+/-	(Net) exchange rate differences	4600	1,253	0.18%	-1,752	-0.27%
+/-	Profit/loss from differences in the value of financial instruments vs. fair value (net)	4610		0.00%		0.00%
+/-	Profit/loss from difference in the value of non-financial assets vs. fair value (net)	4620		0.00%		0.00%
+/-	Profit/loss from impairment/reversal of impairment of assets (net)	4630		0.00%		0.00%
+/-	Share of Profit/Loss in Companies Consolidates Using the Equity Method	4640	1,642	0.23%	-13,230	-2.03%
+/-	Profit/loss from disposal of non-current assets or valuation of non-current assets classified as held for sale or included in discontinued operations (net)	4650		0.00%		0.00%
+/-	Other income/loss	4660		0.00%		0.00%
=	PROFIT/LOSS BEFORE TAXES OF CONTINUING OPERATIONS	4680	**107,989**	15.17%	**69,222**	10.61%
+/-	Tax on Profits	4690	-33,279	-4.67%	-13,734	-2.10%
=	PROFIT/LOSS OF CONTINUING OPERATIONS	4700	**74,710**	10.49%	**55,488**	8.50%
+/-	Profit/loss after taxes on discontinued operations (net) (23)	4710		0.00%		0.00%
=	PROFIT/LOSS FOR THE YEAR	4720	74,710	10.49%	55,488	8.50%
+/-	Profit/Loss Attributable to Minority Interests	4730	-1,397	-0.20%	32	0.00%
=	PROFIT/LOSS FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	4740	**73,313**	10.30%	**55,520**	8.51%

VI. CONSOLIDATED COMPARATIVE BALANCE SHEET BETWEEN PREVIOUS GAAP AND THE INTERNATIOANAL FINANCIAL REPORTING STANDARD RULES - IFRS

Units: Euros 000

	ASSETS		BEGINNING OF THE YEAR 2005 (IFRS)	CLOSING BALANCE SHEET FOR YEAR 2004 (PREVIOUS GAAP)
I.	Start-up Expenses	5000		
II.	Tangible Fixed Assets	5010	296,931	10,240
III.	Real Estate Investments	5020	11,472	
IV.	Goodwill	5030	188,407	428,158
V.	Other Intangible Assets	5040	78,090	93,733
VI.	Long term Financial Investments	5050	96,584	262,349
VII.	Long-Term Parent Company Stock	5060		29,706
VIII.	Other Long-Term Assets	5070	438,869	
A)	FIXED ASSETS	5080	**1,110,353**	**1,119,648**
B)	DEFERRED EXPENSES	5090		5,857
I.	Inventory	5100	99,654	99,851
II.	Trade Debtors and other receivables	5110	455,229	460,874
III.	Short-term Investments	5120	6,016	8,642
IV.	Short-term Parent Company Stock	5130		
V.	Other short term assets	5140		6,938
VI.	Cash and Cash Equivalents	5150	24,514	21,888
	Subtotal	5160	**585,413**	**598,193**
VII.	Non-current assets classified as held for sale or discontinued operations	5170		
C)	CURRENT ASSETS	5175	**585,413**	**598,193**
	TOTAL ASSETS (A + B + C)	5180	**1,695,766**	**1,723,698**

LIABILITIES			CURRENT YEAR	PREVIOUS YEAR
I.	Share Capital	5190	21,881	21,881
II.	Reserves	5200	730,907	657,666
	Out of which: reserves due to translation to IFRS	5210	-49,919	
III.	Other equity elements	5215	107	-47,034
IV.	Minus: Treasury stock	5220	-29,706	
V.	Valuation adjustments	5230		
VI.	Profit for the year	5240		103,252
VII.	Interim Dividends Paid During the Year	5250		
A)	**SHAREHOLDERS' EQUITY IN PREVIOUS GAAP/ EQUITY ATTRIBUTED TO HOLDERS OF EQUITY INSTRUMENTS IN THE PARENT COMPANY**	5260	**723,189**	**735,765**
B)	MINORITY INTERESTS	5270	15,744	16,747
	TOTAL SHAREHOLDERS EQUITY ACCORDING TO IFRS (A+B)	5280	**738,933**	
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	5300		7,288
I.	Issue of Bonds and Other Negotiable Securities	5310	147,658	162,300
II.	Long term back debt	5320	259,641	260,418
III.	Provisions	5330	21,531	21,531
IV.	Other Long-Term Liabilities	5340	50,283	36,175
E)	LONG-TERM LIABILITIES	5350	**479,113**	**480,424**
I.	Issue of Bonds and Other Negotiable Securities	5360		
II.	Long term bank debt	5370	144,491	144,591
III.	Trade Creditors and other short term payables	5380	325,177	328,332
IV.	Provisions	5390	3,989	3,989
V.	Other short term liabilities	5400	4,063	6,562
	SUBTOTAL	5410	**477,720**	**483,474**
VI.	Liabilities directly associated with non-current assets classified as maintained for sale and discontinued operations	5420		
F)	SHORT-TERM LIABILITIES	5425	**477,720**	**483,474**
	TOTAL LIABILITIES & SHAREHOLDERS EQUITY (A + B + C + D + E + F)	5430	**1,695,766**	**1,723,698**

VII. NET TURNOVER BREAKDOWN (BY BUSINESS)

ACTIVITY		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
Advertising Revenues	2100			261,305	228,450
Sales of Books and Rights	2105			188,531	153,285
Newspaper/Magazine Sales	2110			150,605	105,696
Promotional Activities	2115			76,412	83,044
Printing Revenues	2120			31,355	30,818
Music and Audiovisual Revenues	2125			19,699	18,533
Other Revenues	2130	65,432	56,310	29,152	32,841
	2135				
	2140				
Works Finished Pending License (*)	2145				
Total I. N. C. N	**2150**	**65,432**	**56,310**	**712,059**	**652,667**
National Market	2160	65,432	56,310	538,640	508,702
Exports: European Union	2170			9,222	6,426
OECD Countries	2173			58,667	48,219
Other Countries	2175			105,530	89,320

(*) Applicable only to construction companies

VII. NUMBER OF EMPLOYEES DURING THE PERIOD

		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
TOTAL EMPLOYEES	3000	104	107	9,438	9,009

IX. BUSINESS PERFORMANCE

(In addition to conforming to the instructions for filing this half-yearly information, the information included herein should expressly mention the following aspects: trends in income and associated costs; composition and analysis of the principal operations giving rise to extraordinary profits or losses; observations concerning the most relevant investments and divestments, explaining their impact on the company's working capital and especially on its cash situation; sufficient explanation of the nature and effects of items that may have caused significant variations in the company's turnover or in its profits or losses during the current six-month period with regard to the information made public during the previous quarter).

(See the attached file)

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Mention the dividends actually paid since the beginning of the financial year).

		% above par	Euros per share	Amount (Euros 000)
1. Ordinary Shares	3100	100.0	0.12	24,945
2. Preference Shares	3110			
3. Redeemable Shares	3115			
3. Non-voting Shares	3120			

Additional information concerning the distribution of dividends (interim, complementary, etc.)

Attachment on the next page (G-11b)

XII. SIGNIFICANT EVENTS (*)

		Code	YES	NO
1.	Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2.	Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3.	Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220	X	
4.	Increases or reductions in share capital or in the face value of shares.	3230		X
5.	Bond issues, repayment or cancellation.	3240		X
6.	Change of directors or members of the Board of Directors.	3250	X	
7.	Amendment of corporate bylaws.	3260		X
8.	Transformations, mergers or demergers.	3270		X
9.	Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10.	Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290	X	
11.	Insolvencies, suspension of payments, etc.	3310		X
12.	Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13.	Strategic alliances with national or international groups (stock swaps, etc.).	3330	X	
14.	Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is “yes,” attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

Additional information concerning distribution of dividends (interim, complementary, etc.)

Not applicable.

XIII. SCHEDULE EXPLAINING SIGNIFICANT EVENTS

On February 16, 2005, Prisa announced that it had presented its proposal to acquire 100% of Lusomundo Serviços, SGPS, SA within the context of the process of selling that company, which is being organized by PT Multimedia, Serviços de Telecomunicaçoes and Multimedia, SGPS, SA.

On February 17, 2005, Prisa announced that the Board of Directors had resolved to hold the Annual Shareholders Meeting, probably to be first called for March 17, 2005.

On February 17, 2005, Prisa announced that the Board of Directors had accepted the resignation of Mr. Ricardo Díez Hochleitner as member of the board.

On February 17, 2005, Prisa announced that the Board of Directors had approved the rules for interpreting and applying the Company's Shareholder Meeting Regulations, pursuant to the provisions of Article 26 of that document.

On February 17, 2005, Prisa filed its Corporate Governance Report for the 2004 fiscal year.

On February 18, 2005, Prisa filed its report of the company's results for the second semester of the 2004 fiscal year.

On March 1, 2005, Prisa filed its Notice of Meeting for the Annual Shareholders Meeting, together with the documents that were made available to shareholders.

On March 7, 2005, Prisa announced that it had in principle reached an agreement with Le Monde et Partenaires Associés (SAS) and Le Monde (SA) to make an investment by means of subscribing a capital increase in Le Monde (SA) in the amount of twenty-five million Euros, which would represent a share of between 12.9% and 14.8% of Le Monde (SA)'s total capital. Fulfillment of this agreement is contingent upon various conditions, including, among others, its ratification by PRISA's Board of Directors and the execution of the final contracts.

On March 17, 2005, Prisa announced the resolutions passed at the Shareholders Meeting held that same day.

On March 17, 2005, Prisa announced that the shareholders in attendance at the Annual Shareholders Meeting held on March 17, 2005 resolved to distribute a gross dividend from the 2004 fiscal year profits of 0,12 Euros per share. It was resolved that the dividend would be paid on March 22, 2005.

On March 17, 2005, Prisa included the texts of the speeches delivered by the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held on that same day.

On March 18, 2005, Prisa announced that the Board of Directors had proceeded to implement the plan extended at the Shareholders Meeting of April 15, 2004, to grant treasury shares in the Company to Executive Directors and Managers of the Prisa Group, (Resolution Eight). The total value of the shares granted amounts to 420,000 Euros, with a maximum value for each recipient of 12,000 Euros.

On April 22, 2005 Prisa filed information concerning the adoption of International Financial Reporting Standards (IAS/IFRS).

On April 22, 2005 Prisa submitted information concerning its results for the 1st quarter 2005.

On April 25, 2005 Prisa announced that through its subsidiary GLR Services, Inc, it has reached an agreement with Citicasters, a subsidiary of Clear Channel, to acquire the commercial and programming rights in an AM radio operation in Los Angeles and Southern California. The forecasted investment is 28 million dollars.

On May 4, 2005, Prisa announced that the International Court of Arbitration of the International Chamber of Commerce had rendered its final award, resolving the proceedings initiated by a complaint filed by Grupo PRISA against Grupo GARAFULIC. The National Securities Market Commission was informed of that complaint in the announcement of relevant information filed on April 11, 2003.

On May 25, 2005 Prisa announced that it had filed a complaint at the International Court of Arbitration at the International Chamber of Commerce against Tiscali, S.p.A. (TISCALI) for breach of the advertising contract signed by both parties in 2001.

On June 13, 2005 Prisa announced that Santillana Ediciones Generales, S.L. has acquired 75% of the share capital of the Brazilian company Editora Objetiva Ltda. The acquisition price amounted to 20,387,000 Brazilian Reales (approximately 6.8 million Euros).

XIV. LINKED TRANSACTIONS

a) Transactions with Company Directors and Executives

Code	Description of the transaction	A/I	Previous/ Present	Amount (€ 000)	Profit/Loss (€ 000)	ST/LT	Linked parties
009	Provision of services	Individual Info	Previous	100	0	LT	Sogecable, S.A

On April 13, 2004 company director Mr. Gregorio Marañón y Bertrán de Lis signed service contract with Sogecable, S.A. to provide legal counsel.

b) Transactions among Group Personnel, Companies or Entities

Code	Description of the transaction	A/I	Previous/ Present	Amount (€ 000)	Profit/Loss (€ 000)	ST/LT	Linked Parties
016	Financing agreements: loans	Aggregate Info.	Previous	8,273	0	ST	Iberbanda, S.A
016	Financing agreements: loans	Individual Info.	Previous	59,709	0	LT	Sogecable, S.A
009	Provision of services	Individual Info.	Present	2,388	2,388	ST	Sogecable, S.A
009	Provision of services	Inf. Individual	Present	25,025	-25,025	ST	Sogecable, S.A
009	Provision of services	Inf. Individual	Present	4,081	4,081	ST	Sogecable, S.A

Operations with Iberbanda, S.A.: three loans signed on August 14, 2003, October 20, 2003 and January 29, 2004 for 3,000 thousand Euros, 3,455 thousand Euros and 1,818 thousand Euros respectively. Extendible for six-month terms provide that neither of the parties notifies the other to the contrary. Annual interest rate of 10%.

Operations with Sogecable,S.A.:

Shareholders subordinated loan signed on July 9, 2003. Duration: 10 years at an annual interest rate of 11%. The loan was cancelled on June 17, 2005 for 59,709 thousand Euros.

The contracts with Sogecable, S.A. for the provision of services include:

a) contract with Prisa, S.A. for 2,388 thousand Euros
b) contract with Gerencia de Medios for 25,025 thousand Euros
c) contract with Progresa, S.A. for 4,081 thousand Euros.

XV. SPECIAL AUDIT REPORT

(This section should only be completed with information from the first semester of the financial year following the last one that was closed and audited, and is only applicable to those companies which, pursuant to the provisions of Section 13 of the Ministerial Order of January 18, 1991, are obliged to file a special audit report when the auditors of the audit report of the annual accounts issued for the previous year declined to issue an opinion or issued a negative report or one containing provisos. The special audit report should indicate that an appendix is attached to the half-year information containing explanations from the directors of the company with respect to the current situation concerning the provisos included by the auditors in their report on the audit conducted of the previous year's annual accounts and which, in accordance with applicable auditing standards, served as a basis for the special audit report).

(Not applicable)

Grupo PRISA

JANUARY – JUNE 2005 RESULTS

July 22, 2005

The financial information reported has been prepared following the rules and principles of the International Financial Reporting Standards (IFRS). In order to comply with the new standards, we have stated the 2004 results according to IFRS for an adequate comparison.

For further information regarding the impact of IFRS application, please refer to the significant event submitted to the Spanish Securities Exchange Commission (CNMV) in April 22, 2005 about the impact of the International Financial Reporting Standards application. (www.cnmv@com).

IN THE FIRST HALF OF 2005, PRISA REACHED A NET PROFIT OF €73 MILLION (+32%)

Revenues increased by 8.7% and operating profit (EBIT) came up to €112.1 million (+25.4%).

The Group has undertaken an investment policy, increasing its consolidation perimeter abroad and increasing its presence in the audiovisual sector.

The most important results in the period January-June 2005 have been the following:

- ***Increase in advertising revenues*** (+14.4%). It is worth highlighting the performance of Radio (+13.3%) and El País (+10.5%), which increased at a higher rate than the market. Advertising revenues at Local TV (Localia) and International Media increased by 32.2% and 26.2% respectively.

- ***Add-ons*** showed the same strength recorded in the previous year and reached €76.4 million in revenues.

- ***Book sales in Santillana increased by 23.1%***. Brasil increased by 55%.

- ***AS increased its average daily circulation by 7%,*** and gained market share.

- ***Businesses under development increased their operating profit by 19%.***

- ***EBIT and EBITDA margins came up to 15.2% and 21.8%*** compared with 13.2% and 19.2% in the same period of 2004.

- ***Income from associates,*** in which Sogecable is included, contributed €1.64 million to the Group profit. The increase was significant (from €-13.23 million in 1H 2004 to €+1.64 million in 1H 2005).

New investments within the Group:

- ***Prisa increased its ownership in Sogecable to 24.5%*** .

- ***Prisa reached an agreement with Clear Channel***, for the acquisition of programming and commercial management rights of a radio station in Los Angeles and in the south of California.

- ***Acquisition*** via Santillana of a 75% stake in the Brasilian publishing company ***Editora Objetiva Ltda.***

- ***100% acquisition of Radio Continental and Radio Estéreo*** in Argentina.

- ***Prisa reached an agreement with Le Monde for the acquisition of a 15% stake.***

PROFIT AND LOSS ACCOUNT

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	**735.70**	**676.76**	**8.7**
EBITDA	**160.32**	**130.27**	**23.1**
EBIT	**112.06**	**89,38**	**25.4**
Net financial cost	(5.71)	(6.93)	17.6
Income from associates	1.64	(13.23)	-
Profit Before Tax	**107.99**	**69.22**	**56.0**
Income tax expense	33.28	13.73	142.3
Minority Interest	(1.40)	0.03	-
Net Profit	**73.31**	**55.52**	**32.0**
EBIT Margin	**15.2%**	**13.2%**	
EBITDA Margin	**21.8%**	**19.2%**	

Operating revenues increased by 8.7% reaching €735.70 million, compared to €676.76 million in the first half of 2004.

Revenue breakdown by business line was as follows:

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2005 I.F.R.S.	2005 I.F.R.S.
Advertising Revenues	261.31	228.45	14.4
Books and Rights sales	188.53	153.29	23.0
Newspaper and Magasine sales	105.61	105.70	(0.1)
Revenues from Add-ons[1]	76.41	83.04	(8.0)
Printing sales[2]	31.36	30.82	1.7
Music and Audiovisual sales	19.70	18.53	6.3
Other revenues[3]	52.70	56.93	(7.3)
Total Operating Revenues	**735.70**	**676.76**	**8.7**

The Group´s **advertising revenues (€261.31 million),** represented 35.5% of the total operating revenues. Advertising revenues increased by **14.4%**, improving the trend seen in the first quarter of the year (+12.5%), and confirming the strength of the Group capturing advertising expenditure and the good trend of the advertising market. The Group gained market share as shown in the table below.

[1] The lower revenues are attributable to the restructuring of the music business since revenues from add-ons that were received in the first half of 2004 no longer exist.

[2] Represents 40% of Dédalo revenues. The company Dédalo is the output of a merger between Prisaprint and Polestar España.

[3] Includes e-commerce revenues, Internet services and other products.

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2005 I.F.R.S.	2005 I.F.R.S.
El País	100.44	90.91	10.5
Radio	105.13	92.82	13.3
Specialized press	21.63	19.42	11.4
International Media	26.39	20.92	26.2
Local TV (Localia)	9.55	7.22	32.2
Prisacom	2.31	2.06	12.2
GDM	11.89	11.31	5.2

Within the Group, national advertising increased by 13.4% and the local advertising revenues grew by 11.5%. In addition, international advertising increased by 26.2%.

Books and rights sales increased by 23.0% over the same period in 2004, reaching the amount of €188.5 million (€153.3 million in 2004). It is worth mentioning the good performance in Brasil (+54.9%), despite the revenues this year being deriving from replacement of text books alone. In Mexico, the campaigns carried out so far have had a good performance as well. In Mexico, revenues for the first half of the year include the sales of "El Quijote". The rest of the campaigns in the South American countries had a good performance, particularly in Colombia (+48.5%), Peru (+11.5%) and Argentina (+11.5%).

Circulation revenues remained practically constant compared with the figures reported in the first six months of 2004; revenues reached €105.6 million. During the first half of 2004, some special events such as the general elections and the success of the add-on "La Enciclopedia" helped to increase the circulation of El País and thus explains this year's slight decrease in circulation. In the period January-June, the average daily circulation of El País was 490,589 copies and 870,821 copies for the weekend edition.

AS increased its average daily circulation by 7% (from 194,296 to 207,928 copies) gaining market share from its main competitor, which decreased its circulation.

The economic newspaper Cinco Días increased its circulation, including the free editions distributed with the regional press on the weekends, by 28.3%.

During the first six months of the year, **revenues derived from add-ons** added-up to €76.4 million. The EBIT contribution for the period January-June 2005 was €22.1 million compared to €17.7 million in 2004. EBIT margin increased to 28.9% (21.2% in the same period of 2004).

Add-ons in El País were outstanding. They contributed €69.0 million at revenue level compared to €55.4 million during the first half of 2004. The EBIT contribution added-up to €21.6 million versus €19.3 million in the previous year.

Revenue breakdown by business line is show below:


36%
26%
14%
10%
14%
34%
23%
16%
12%
15%
Advertising
Books &
Rights
Circulation
Add-ons
Others
January-June 2005
January-June 2004

Geographic revenue breakdown during the first half of 2004 and 2005 was as following:


January-June 2005
23%
Spain
International
77%
January-June 2004
21%
Spain
International
79%

Out of the International revenues, 81% came from the publishing business (Santillana), 14% came from International Media (radio and press) and 5% from Dédalo, the printing unit.

Operating profit (EBIT) came up to €112.1 million, compared to €89.4 million in the first half of 2004. EBIT increased by 25.4%. The reasons underlying this growth were:

- The campaigns of **Santillana** in Brasil and Mexico.
- **The good performance of El País and Radio.**
- **The operating improvement and cost control** in businesses under development, especially **Prisacom** and **Music.**
- **The operating improvement in Specialized and Regional Press.**
- **The contribution of Add-ons.**

EBIT breakdown by business line is shown below:

EBIT (€ Millions)


112
81
25
17
5
-1
-3
-9
-3
0
TOTAL
El Pais
Radio
Santillana
Prensa Esp.& Regional
Música
Medios Internacional
Audiovisual*
Internet
Prisa y Otros

* Of the total €9 million, €8 million refers to Local TV and €1 million to Plural Entertainment.

Prisa continues to control the costs of the **businesses under development**[4], which have improved their operating results by 19%. It is worth highlighting the improvement at Prisacom (+40%).

Group margins have improved. EBIT margin came up to 15.2% compared to 13.2% in the same period of the previous year. EBITDA margin increased from 19.2% to 21.8%.

The financial result was €-5.7 million compared to €-6.9 million the previous year.

Income from associates (€1.6 million gain), includes mainly the stakes in Sogecable, Antena 3 Radio and Iberbanda, and showed a good improvement compared with the results in the first half of 2004 (€13.2 million losses).

Profits before tax increased by 56.0% reaching €107.9 million.

The expected **income tax expense** is €33.3 million compared to €13.7 million during the first six months of 2004. **Minority interest** accounted for €1.4 million losses.

Net profits reached €73.3 million compared to €55.5 million during the same period of 2004, which implies an increase of 32.0%.

[4] Audiovisual, Prisacom, International Media and Music.

BALANCE SHEET

ASSETS	€ Millions 30/06/2005 I.F.R.S.	31/12/2004 I.F.R.S.
FIXED ASSETS	**989.49**	**921.95**
Intangible assets	86.80	78.09
Property, plant & equipment	309.74	296.93
Long term financial investments	46.72	96.58
Investment in associates	446.72	353.88
Investment property	11.74	11.47
Assets held for sale	0.19	1.37
Deferred tax assets	87.58	83.61
GOODWILL	**200.04**	**188.41**
CURRENT ASSETS	**697.35**	**585.41**
Inventories	106.53	99.65
Accounts receivable	550.46	455.23
Short term financial investments	9.35	6.02
Cash & cash equivalents	31.01	24.51
TOTAL ASSETS	***1,886.88***	***1,695.77***

LIABILITIES & SHAREHOLDERS EQUITY	€ Millions 30/06/2005 I.F.R.S.	31/12/2004 I.F.R.S.
SHAREHOLDERS EQUITY	**801.67**	**738.93**
Issued capital	21.88	21.88
Reserves	689.11	578.86
Retained earnings	73.31	122.45
Minority Interest	17.37	15.74
LONG TERM LIABILITIES	**503.33**	**479.11**
Long term financial debt	279.86	259.64
Other long term debt	157.47	155.09
Other long term liabilities	66.00	64.38
CURRENT LIABILITIES	**581.87**	**477.72**
Short term financial debt	214.56	144.49
Trade accounts payable	191.37	201.60
Other short term liabilities	168.58	127.57
Accrual accounts	7.36	4.06
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	***1,886.88***	***1,695.77***

INVESTMENTS

Investments in long term assets amounted to €162.88 million compared to €83.08 million during the first six months of 2004. Investments breakdown by business unit is shown below:

INVESTMENTS JANUARY-JUNE 2005	€ Millions
Prisa	101.07
Santillana	23.82
Medios Internacional	11.83
El País	10.33
Radio	4.84
Impresión	4.46
Televisión Local (Localia)	3.40
Producción TV (Plural)	2.36
Otros	0.77
Total	**162.88**

Prisa investments (€101.07 million) mainly include the stake increase in Sogecable and its capital increase. Investments in Santillana are mainly related to prototypes and the acquisition of the Brasilian publishing company Objetiva (€6.8 million). Investments in International Media are related to the acquisition of Radio Continental in Argentina (€8.2 million).

Investment breakdown by type of long-term assets was as following:

INVESTMENTS JANUARY-JUNE 2005	€ Millions
Tangible fixed assets	23.94
Intangible assets	21.03
Long term financial investments	117.74
Property investments	0.18
TOTAL INVESTMENTS	**162.88**

NET DEBT

Net bank debt as of June 30, 2005 amounts to €454.1 million compared to €373.6 million as of December 31, 2004.

NET DEBT 30/06/2005	€ Millions
Financial debt	494.4
Long term	279.8
Short term	214.6
Cash and cash equivalents	40.4
Net Debt	**454.1**

Additionally, the Group holds open credit facilities for €412.0 million.

In December 2003, Prisa issued a €162.3 exchangeable bond guaranteed with ordinary shares held as treasury stock. The bond coupon was set at 1,75% and since the remaining financial debt is linked to floating interest rates, 23% out of the total debt is linked to a fixed rate and the remaining 77% to a floating rate. The Group follows the policy of hedging against interest rates.

The average interest rate of the bank debt during the period January-June 2005 was 3.04%.

In addition, long terms debt accounts for 67% of total financial debt. In terms of currency, 84% is denominated in euros and 16% in dollars. Approximately, 70% of the debt in dollars is hedged against floating exchange rates.


33%
67%
Long term
Short term


16%
84%
Euros
Dollars

CASH FLOW STATEMENT

€ Millions	30/06/2005 I.F.R.S.
EBIT	**112.06**
Depreciation & Amortization	33.95
Change in working capital	(68.02)
Capex	(45.15)
Operating Cash Flow	**32.84**
Financial investments	(117.74)
Financial result	(5.71)
Dividends	(25.69)
Taxes	(33.28)
Sogecable loan payback	52.30
Other	16.82
NET DEBT CHANGE	**80.46**

The **operating cash flow during the first half of 2005 amounted to €32.84 million,** representing a 10.8% increase over the same period of the year 2004. The change in net debt was €80.46 million.

The change in working capital includes the increase in trade receivables and inventories due to the concentration of the text book campaigns (Santillana) on the fist half of the year.

BUSINESS DIVISIONS PERFORMANCE

- EBIT at **El País** reached €80.7 million, increasing 5.1% over the same period in 2004. The EBIT margin stood at 33.3%. Revenues increased by 8.3%.

- Spanish radio increased by 22.9% in terms of EBIT and revenues grew by 12.9%

- Good performance was observed in **text book sales in Santillana**. Educational campaigns in North American countries started performing in the second quarter. Campaigns in Mexico were very notable. Regarding campaigns in South American countries, Brasil especially stands out (+54.9%), as does Colombia (+48.5%), Argentina (+11.5%) and Peru (+11.5%).

- **Specialized and Regional Press** increased its operating result to €4.9 million compared to €2.5 million in the same period of 2004. **AS** increased its average daily circulation by 7.0% to 207,928 copies and **Cinco Días** reduced its operating expenses by 15.8%,. This resulted in an EBIT increase for Cinco Dias from a €1.7 million loss in the first half of 2004 to a €0.7 million gain in 2005.

- **Prisacom** improved its EBIT by 40.0%. Operating revenues increased by 37.4% compared to the same period of 2004.

- **International Media** increased its revenues by 23.9%. Advertising revenues outperformed, increasing by 26.2%.

- **GDM** increased its net revenues by 5.2% compared to the same period of 2004.

- **Local TV (Localia)** stood out with a 32.2% advertising revenues increase.

REVENUES € Millions	JANUARY-JUNE 2005 I.F.R.S.	 2004 I.F.R.S.	 Chg. %
El País	242.12	223.52	8.3
Specialized and Regional Press	69.51	65.42	6.3
Radio	118.20	104.69	12.9
Music	7.93	32.81	-
Local TV	17.73	16.99	4.4
Plural	8.31	2.72	-
Internacional Media	30.25	24.42	23.9
Publishing (Santillana)	194.80	158.22	23.1
Prisacom	9.69	7.05	37.4
Printing	38.56	38.76	(0.5)
GDM	11.89	11.31	5.2
Distribution	15.01	16.71	(10.2)
Other	14.74	14.83	(0.6)
Consolidation Adjustments	(43.04)	(40.68)	5.8
TOTAL	**735.70**	**676.76**	**8.7**

EBIT € Millions	JANYARY-JUNE 2005 I.F.R.S.	 2004 I.F.R.S.	 Chg. %
El País	80.71	76.89	5.0
EBIT margin	**33.3%**	**34.4%**	
Specialized and Regional Press	4.94	2.48	-
EBIT margin	**7.1%**	**3.8%**	
Radio	25.21	20.50	22.9
EBIT margin	**21.3%**	**19.6%**	
Music	(1.20)	(3.08)	60.9
EBIT margin	**(15.2%)**	**(9.4%)**	
Local TV	(8.16)	(6.08)	(34.3)
EBIT margin	**(46.1%)**	**(35.8%)**	
Plural	(0.48)	(1.85)	73.9
EBIT margin	**(5.8%)**	**(68.2%)**	
International Media	(3.11)	(3.76)	17.5
EBIT margin	**(10.3%)**	**(15.4%)**	
Publishing (Santillana)	17.12	7.14	139.9
EBIT margin	**8.8%**	**4.5%**	
Prisacom	(2.99)	(4.98)	40.0
EBIT margin	**(30.8%)**	**(70.6%)**	
Printing	(1.05)	(0.23)	-
EBIT margin	**(2.7%)**	**(0.6%)**	
GDM	3.53	3.37	4.7
EBIT margin	**29.7%**	**29.8%**	
Distribution	1.33	1.32	0.5
EBIT margin	**8.8%**	**7.9%**	
Adjustments and Others	(3.77)	(2.33)	
TOTAL	**112.06**	**89.38**	**25.4**
Margin	**15.2%**	**13.2%**	

EL PAÍS

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating revenues	242.12	223.52	8.3
Operating expenses	161.42	146.64	10.1
EBIT	**80.71**	**76.89**	**5.0**
% Margin	**33.3%**	**34.4%**	
EBITDA	**86.41**	**82.96**	**4.2**
% Margin	**35.7%**	**37.1%**	

Advertising Revenues


+10.5%
M €
120
100
80
60
40
20
0
100,4
90,9
1H2005
1H2004

Circulation Revenues


-3.8%
M €
100
80
60
40
20
0
71,6
74,4
1H2005
1H2004

Revenues from Add-ons


+24.7%
M €
80
60
40
20
0
69,0
55,4
1H2005
1H2004

El País increased its operating revenues by 8.3% during the first six months of 2005. It attained an EBIT margin of 33.3% compared to a 34.4% margin in the same period of 2004. EBITDA margin stood at 35.7% versus a 37.1% EBITDA margin the year before.
This margin decrease is due to add-on contributions; although add-ons have performed better, they were less profitable. If we exclude the effect of add-ons, the EBIT margin is 34.2% compared to 34.0% reached in the same period of the previous year.

- Advertising revenues increased by 10.5% in the first half of 2005 outperforming the 8.9% growth in the first three months of the year.

- Circulation revenues incremented by 3.8% to €71.6 million. The lower revenues are driven by the floundering trends of the Europe press market and also by the lower circulation compared to the first half of 2004 which was boosted by certain special events namely the general election and the one-off successful add-on "La Enciclopedia".

	January-June 2005	January-June 2004	Chg. %
Average daily circulation	490,589	513,605	(4.5)
Weekly average circulation	870,821	870,919	0.0

Revenues derived from add-ons, keep following a strong trend and contributed €69.0 million to El País revenues, compared to a contribution of €55.35 million in the second quarter of the year before. EBIT contribution stood at €21.55 million, implying a 31.2% EBIT margin.

It is worth stressing the success of the add-on "Cine de Oro", yet to be concluded, and "La Historia Universal". The former registered average weekly sales of 195,000 copies with the latter recording an average of 170,000 copies. Other add-ons to El País such as "Children books" were also received well, selling an average of 290,000 copies in the last period.

Operating expenses increased by 10.1% mainly due to the higher costs related to promotional products that increased by 24.8% in line with the revenue growth derived from this line of activity. Newsprint costs remain unchanged from the same period of the previous year.

EBIT increased by 5.0% with an EBIT margin of 33.3% compared to 34.4% recorded in the same period of 2004.

SPECIALISED AND REGIONAL PRESS

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	69.51	65.42	6.3
Operating Expenses	64.57	62.94	2.6
EBIT	**4.94**	**2.48**	**98.9**
% Margin	**7.1%**	**3.8%**	
EBITDA	**5.90**	**3.67**	**60.6**
% Margin	**8.5**	**5.6%**	

Operating Revenues


M €
40
30
20
10
0
34.1
9.8
10.6
14.3
AS
Cinco Días
Regional Press
Magasines

Operating Profit (EBIT)


M €
5
4
3
2
1
0
3.7
0.7
0.7
0.5
AS
Cinco Días
Regional Press
Magasines

The increase in revenues experienced by AS, Cinco Días and the magasine prints, together with a remarkable suppression of expenses, allowed this division to improve its operating results significantly. EBIT reached €4.94 million compared to €2.48 million in the first six months of year 2004. The operating profitability of this division improved, reaching an EBIT margin of 7.1% compared to 3.8% registered in the first half of 2004.

During the first six months of the year, the key highlights of AS were the following:

- **17.3% increase of advertising revenues** during the period January-June compared to the previous year.

- **Circulation revenues increased by 12.3%**, due to the growth of AS circulation. Average daily circulation recorded 207,928 copies, compared to 194,296 registered in the same period of 2004. This equates to an increase of 7.0%. Importantly, this figure stands out compared with the trend of decreasing circulation experienced by its main competitor.

- **The operating profit (EBIT)** reached €3.7 million, increasing by 160% over the same period of 2004. The EBIT margin was 10.7% compared to 4.9% in the first six months of 2004. The stronger operating results of the add-ons coupled with the increase in circulation explains these results.

Cinco Días consolidates its operating recovery and achieved an EBIT of €0.7 million compared to the €1.7 million losses in the same period of 2004. The increase in advertising revenues (+8.5%) in addition to the operating cost control initiatives, in particular personnel expenses helps explain these results. Total expenses decreased by 15.7% (personnel expenses decreased by 39.8%).

- **The average daily circulation of Cinco Días** increased by 28.3% reaching 31,017 copies (24,171 copies in the first semester of 2004). The strong increase in circulation was driven by the fact that since September 2004 a free special edition of Cinco Días is distributed on the weekends jointly with the Regional press.

In **Regional Press,** advertising revenues increased by 3.8% while operating expenses decreased by 2.5%.

Regarding **Magasines,** it is worth highlighting the performance of circulation revenues (+29.1%) as well as advertising revenues (+16.0%). In the period January-June 2005, Cinemanía reached an average circulation of 77,090 copies and Rolling Stone 31,849 copies. Revista 40, launched in October 2004, had an average circulation of 44,261 copies. In addition Gentleman reached an average circulation of 26,684 copies (an increase of +130%).

RADIO AND MUSIC

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
RADIO			
Operating revenues	118.20	104.69	12.9
Operating expenses	92.99	84.19	10.5
EBIT	**25.21**	**20.50**	**22.9**
% Margin	**21.3%**	**19.6%**	
EBITDA	**27.70**	**22.97**	**20.6**
% Margin	**23.4%**	**21.9%**	
MUSICA			
Operating revenues	7,93	32,81	-
Operating expenses	9,14	35,89	-
EBIT	**(1,20)**	**(3,08)**	**60.9**
% Margin	**(15,2%)**	**(9,4%)**	
EBITDA	**(0,74)**	**(1,94)**	**61.9**
% Margin	**(9,3%)**	**(5,9%)**	

RADIO

During the first half of 2005, operating revenues in Spanish radio increased by 12.9%. Of the total consolidated revenues of this unit, 52.9% were national while 47.1% came from the local market.

- **Advertising revenues** increased by 13.3%, to €105.1 million, driven by the good performance of the Spanish advertising market. National advertising revenues increased by 18.3% and the local ones by 9.6%. The good performance of La Ser and other music formulas was patent in the last audience report by "Estudio General de Medios" (EGM) which confirm the leadership position of the Group.

It is worth highlighting the EBIT growth (+22.9%) and the improvement at the EBIT margin, reaching 21.3%, compared with an EBIT margin of 19.6% in the first half of 2004.

MUSIC

Regarding the Music business, revenues decreased due to the fact that in 2004 the Music division launched an add-on jointly with El País, based on DVD records, which was absent in 2005. However, adjustments carried out in this unit led to a profitability improvement and thus a significant reduction in losses (€-1.20 million versus €-3.08 million in the first half of 2004). Prisa continues to make efforts to restructure the processes of the music division.

AUDIOVISUAL

€ Millions	JANUARY -JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
LOCAL TV			
Operating revenues	17.73	16.99	4.4
Operating expenses	25.89	23.07	12.3
EBIT	**(8.16)**	**(6.08)**	**(34.3)**
% Margin	**(46.1%)**	**(35.8%)**	
EBITDA	**(6.84)**	**(5.14)**	**(33.0)**
% Margin	**(38.6%)**	**(30.3%)**	
PLURAL			
Operating revenues	8.31	2.72	-
Operating expenses	8.80	4.57	-
EBIT	**(0.48)**	**(1.85)**	**73.9**
% Margin	**(5.8%)**	**(68.2%)**	
EBITDA	**1.03**	**(0.25)**	**-**
% Margin	**12.4%**	**(9.1%)**	

The Local TV business (Localia) increased its revenues by 4.4%.

Out of the total Local TV revenues (€17.73 million) it is worth highlighting the performance of the **advertising revenues** (53.9% contribution to total revenues), which increased by 32.2% to €9.55 million.

The triple digit increase in Plural's operating revenues is attributable to the series "Al filo de la ley" (€5.4 million) broadcasted by Televisión Española and undertaken by the TV production company Tesela, a subsidiary of Plural Entertainment. This series has been very well received by both advertisers and viewers, reaching a share of almost 20%.

INTERNATIONAL MEDIA

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating revenues	30.25	24.42	23.9
Operating expenses	33.35	28.18	18.4
EBIT	**(3.11)**	**(3.76)**	**17.5**
% Margin	**(10.3%)**	**(15.4%)**	
EBITDA	**(0.29)**	**(0.93)**	**68.3**
% Margin	**(1.0%)**	**(3.8%)**	

In line with its expansion plans, Prisa has reached an agreement with Clear Channel for the acquisition of the programming and commercial management rights of a Spanish radio station in the area of Los Angeles and the south of California. The expected investment is $28 million and the acquisition is in the process of administrative authorization. With this transaction, Grupo Prisa promotes its development project aimed at the development of a radio network in the Spanish US market.

Revenue breakdown by business units was as follows:

Operating Revenues


M €
15
10
5
0
13,9
5,3
3,0
3,5
1,0
Caracol
Radiopolis
PRL*
IGM
Chile

*"Participaciones de Radio Latinoamericana" includes the businesses in France, Costa Rica, Panama and Miami.

International Media increased its advertising revenues by 12.6%.

Caracol increased its revenues by 17.5%. It is worth highlighting the performance of the advertising revenues (+20.4%). The operating profit increased by 31.2% to €0.4 million.

In **Radiópolis**, revenues increased by 23.5%. The operating profit (EBIT) improved by 169.0%.

The restructuring measures and changes in the shareholder structure in **Inversiones Grupo Multimedia** have driven this unit to improve its operating result (from €0.03 million in the first half of 2004 to €0.33 million in 2005). Advertising revenues were very notable and increased by 13.3% despite the difficult economic and political situation of the country.

PUBLISHING (SANTILLANA)

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating revenues	194.80	158.22	23.1
Operating expenses	177.68	151.08	17.6
EBIT	**17.12**	**7.14**	**139.9**
% Margin	**16.3%**	**4.5%**	
EBITDA	**43.28**	**24.06**	**79.9**
% Margin	**24.1%**	**15.2%**	

On June 10, 2005, Santillana acquired 75% of Editora Objetiva in Río de Janeiro, for €6.8 million.

Editora Objetiva was established in 1991 and it is a key publishing company in the general edition market in Brasil. In 2004 it had revenues of €5 million and became one of the fastest growing publishing companies in Brasil in past years. With this acquisition, Santillana consolidates its presence in the general edition publishing market in Brasil and complements its activities in the text book market via Editora Moderna.

January-June 2005 Geographic Revenues Breakdown


Spain & Portugal
29%
Brasil
19%
Chile
4%
Mexico
24%
The Rest of America
18%
Peru
6%

The figures recorded in the first half of the year are composed of two parts. The first part is the campaigns in the South American countries that took place in the first quarter the most important being in Brasil, Chile, Peru and Argentina. The second part is a proportion of the Mexican institutional sales that usually occur during the second half of the year.

- In **Brasil,** revenues increased by 54.9% mainly due to the positive evolution of institutional sales. The operating profit (EBIT) increased by 110.5% to €9.0 million. EBIT margin came to 24.5% compared to 18.0% in the same period of the previous year.

- In **Mexico**, institutional sales increased by 29.8%. The operating profit reached €13.3 million, with an EBIT margin of 28.7% compared to 22.7% in the first half of 2004.

- In **Peru**, sales increased by 11.5% with the EBIT margin being 46.1% versus 43.4% in the first half of 2004.

- In **Argentina**, the greater political stability helped to increase revenues (+11.5% in euros).

PRISACOM

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating revenues	9.69	7.05	37.4
Operating expenses	12.68	12.03	5.4
EBIT	**(2.99)**	**(4.98)**	**40.0**
% Margin	**(30.8%)**	**(70.6%)**	
EBITDA	**(1.85)**	**(3.10)**	**40.3**
% Margin	**(19.1%)**	**(43.9%)**	

Prisacom increased revenues by 37.4% mainly due to the increase in content sales (+27%) and to the positive evolution of the mobile related business (+37%). Revenues from advertising increased by 12%.

Revenue Breakdown (January-June 2005)


Other 16%
Mobile services 36%
External services 9%
Sale of Content 15%
Advertising 24%

Operating expenses increased by 5.4%, a lower rate than the operating revenues, which increased profitability. Operating losses decreased by 40.0%.

As of June 2005 *El País.es* already had 46,345 subscribers compared to 41,861 as of December 2004. Out of the 46,345 subscribers, 42,881 are paying (38,531 on December 2004).

On June 3, 2005, *El País.es* launched a promotion with new content and services for its customers, broadening its free contents on the web page and improving the exclusive services for the pay subscribers such as the new product EP3, which attempts to target the younger customers. This product is being well received in the market.

ADVERTISING AGENCY (GDM)

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Net operating revenues[5]	11.89	11.31	5.2
Operating expenses	8.36	7.94	5.3
EBIT	**3.53**	**3.37**	**4.7**
% Margin	**29.7%**	**29.8%**	
EBITDA	**3.71**	**3.55**	**4.7**
% Margin	**31.2%**	**31.4%**	

During the first six months of 2005, the Spanish advertising market has continued the excellent pace of growth achieved in 2004. Such improvements have been reflected in every sector and particularly in radio and television

Out of the total advertising managed by GDM (€161 million), 42% came from Sogecable and third parties and 58% from companies within the Group.

[5] According to the International Financial Reporting Standards, the revenues GDM are seen as the commission derived from managing advertising.

PRINTING - DÉDALO

€ Millions	JANUARY-JUNE 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating revenues	38.56	38.76	(0.5)
Operating expenses	39.61	38.99	1.6
EBIT	**(1.05)**	**(0.23)**	**-**
% Margin	**(2.7%)**	**(0.6%)**	
EBITDA	**2.75**	**3.99**	**(31.0)**
% Margin	**7.1%**	**10.3%**	

Dédalo is consolidated by the proportional consolidation method (40%); Polestar (40%) and Ibersuizas, the financial partner that owns 20%, complete its shareholder structure.

Revenue breakdowns can be summarized as follows:

Bv Client


Group: 16%
Third & Associated parties: 84%

Geographically


Exports: 22%
National: 78%

During 2005, Dédalo kept making progress in the organizational and operative integration that followed the merger between Prisaprint and Polestar.

The priorities for 2005 are the consolidation and growth of the commercial offset business, in addition to the setting up of the merger between the two gravure plants that the group owns, which will allow the creation of a more competitive and profitable plant that will generate important synergies and economies of scale.

For further information:

Grupo Prisa
Institutional Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

ITEM 7

Grupo Prisa

RECEIVED

2006 JAN -3 P 2:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, August 18, 2005-09-13

Announcement of Relevant Information

PROMOTORA DE INFORMACIÓNES, S.A. announces that it has reached an agreement with Grupo Godó de Comunicación, S.A. with respect to the merger of their shareholdings in SOCIEDAD ESPAÑOLA DE RADIOFUSIÓN, S.A. and ANTENA 3 DE RADIO, S.A.

The merger will be effected through contributions to SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.A. (80% Grupo Prisa and 20% Grupo Godó) of 99.99% of SER, owned by PRISA, and 100% of the investment companies INVERSIONES GODÓ, S.A. (51.05% Grupo Godó and 48.95% Grupo Prisa) and PALTRIEVA, S.A. (50.93% Grupo Prisa and 49.07% Grupo Godó). The latter two control 99.42% of ANTENA 3 DE RADIO, S.A.

The operation will be carried out once the mandatory authorizations from the competition authorities and those set forth in legislation governing the radio broadcasting sector have been obtained.

ITEM 8

Announcement

This is to announce that today, in an interview on the Bloomberg business and financial television network the Chief Executive Officer of Grupo Prisa, Mr. Juan Luis Cebrian answered, among others, the following question:

"Speaking of results, you have an estimated EBIT in the double digits. How far can that double digit go? Are we talking about something closer to 10%, or closer to 20%?"

Mr. Cebrian responded:

"I would say it will be closer to 20% than to 10%, but it's still early and we haven't yet closed our third quarter accounts."

September 28, 2005

5.0.13 version

Security Reference

RECEIVED
2006 JAN -3 P 2:-0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY EARNINGS REPORT FOR:

THIRD QUARTER **YEAR 2005**

I. ISSUER INFORMATION

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA

Tax ID No.: A-28297059

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

A) QUARTERLY EARNINGS REPORT

(With regard to consolidated data, fill in only the column applicable under current legislation).

Euros Thousands		Individual		Consolidated National GAAP		Consolidated IFRS	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover	0800	91177	79193			1088534	988204
Profit Before Tax/ Ordinary Profit before Tax (2)	1040	45719	-2852			166739	111758
Net Profit of continuing operations (3)	4700					114716	89721
Net Profit (4)	1044	57965	19508			114716	89721
Minority Interest	2050					-2337	89
Net earnings attributable to the parent company / Net earnings attributable to holders of equity instruments in the parent company	2060					112379	89810
Issued capital	0500	21881	21881				
Average No. of employees	3000	105	106			9537	9079

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs. Lastly, a clear distinction should be made with regard to comments concerning consolidated financial figures and, if applicable, those concerning individual financial figures).

See the attached document

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the financial and accounting data and information included in the present periodic public report should be based on the valuation principles and rules, and the accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts and intermediate financial statements corresponding to the business sector in which the company is engaged. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position, and the results of the company or its consolidated group. In addition and in similar detail, if applicable and with regard to the latest audited annual accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting rules applicable to the company. When in accordance with applicable principles there have been adjustments and/or reclassifications in the previous period, due to changes in accounting criteria, correction of errors or changes in the classification of entries, this section should include the quantitative and qualitative data required to interpret those adjustments and/or reclassifications.)

Individual Financial Information

The financial information for Promotora de Informaciones, S.A's. annual individual accounts was prepared using generally accepted accounting principles in Spain, by applying the same accounting practices, criteria and policies used in the last annual accounts, pursuant to current accounting legislation.

Consolidated Financial Information

The consolidated financial information for Promotora de Informaciones, S.A. was prepared based on all of the International Financial Reporting Standards (IFRS) and the interpretations of the Standing Interpretations Committee (SIC), as well as the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for the fiscal year ending December 31, 2005 for unaudited accounts. The information was likewise prepared according to national accounting standards currently in force.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention should be made of dividends distributed since the beginning of the fiscal year)

		% over nominal	€ per share	Total (in thousand euros)
1. Ordinary shares	3100	100.0	0.12	24945
2. Preferred shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc).

E) RELEVANT EVENTS (*)

	Code	YES	NO
1. *Acquisitions or transfers of holdings in the capital of listed* companies for which notifications is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Corporations Law (1%)	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.)	3220		X
4. Increases or reductions in share capital or the nominal value of securities	3230		X
5. Bond issues, repayment or cancellation	3240		X
6. Change of directors or members of the board of directors	3250		X
7. Amendment of corporate bylaws	3260		X
8. Transformations, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.)	3330	X	
14. Other relevant events	3340	X	

(*) Mark the corresponding column with an "x". Where the answer is "yes", attach an explanation including the date of notice filed with the CNMV (National Securities Market Commission) and the SRVB (Stock Exchange Management Company).

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

On July 22, 2005, Prisa filed its First Semester Earnings Report for 2005.

On July 22, 2005, Prisa announced that it had reached an series of agreements with Messrs. Miguel Paes do Amaral and Nicolás Berggruen, and with certain companies that they control, by virtue of which the parties granted a series of rights and obligations concerning the holdings of the latter in the Portuguese communications media group Media Capital, SGPS, SA.

On August 18, 2005, Prisa announced that it had reached an agreement with Grupo Godó de Comunicación, S.A., by virtue of which both groups agreed to JOIN/EXCHANGE share packages in Sociedad Española de Radiodifusión, S.A., and Antena 3 de Radio, S.A.

INSTRUCTIONS FOR PROVIDING QUARTERLY INFORMATION (GENERAL)

- Unless otherwise indicated, all figures requested should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies, with the exception of credit institutions, which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.

Definitions:

- (1) Net Turnover figure: should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Continuing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.

Grupo PRISA

JANUARY – SEPTEMBER 2005 RESULTS

October 21, 2005

INDEX

The financial information reported has been prepared following the rules and principles of the International Financial Reporting Standards (IFRS). In order to comply with the new standards, we have stated the 2004 results according to IFRS for an adequate comparison.

For further information regarding the impact of IFRS application, please refer to the significant event submitted to the Spanish Securities Exchange Commission (CNMV) in April 22, 2005 about the impact of the International Financial Reporting Standards application. (www.cnmv@com).

IN THE FIST NINE MONTHS OF THE YEAR, PRISA REACHES AN OPERATING PROFIT OF OVER €175 MILLION (+28%).

Net profit came up to €112 million (+25%).

The Group EBIT and EBITDA margins improved, reaching 15.6% and 23.3% respectively, compared with 13.4% and 20.6% in the same period of 2004.

The most important results in the period January-September 2005 have been the following:

- ***Increase in advertising revenues*** (+14.4%). Advertising revenues in the Radio in Spain (+13.8%) and in El País (+9.4%), increased at a higher rate than the market. Advertising revenues at Local TV (Localia) and international Media increased by 12.6% and 30.3% respectively.

- ***Increase in revenues from Add-ons by 11.5%*** reaching €106.8 million. The EBIT contribution was €26.0 million (€16.9 million in January-September 2004).

- ***Book sales in Santillana increased by15.9%***. It is worth highlighting the strength in Brazil (+51.5%) and Colombia (+41.0%).

- ***AS increases its average daily circulation by 4.3%,*** gains market share, and increases its advertising revenues by 18.5%.

- ***Businesses under development increase their operating profit by 16%.*** Prisacom reduces its losses by 33.0%.

- ***Income from associates,*** in which Sogecable is included, contributed €3.95 million to the Group profit compared with losses of €16.68 million in the same period of 2004.

PROFIT AND LOSS ACCOUNT

€ Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
Operating Revenues	**1,123.25**	**1,024.38**	**9.7**
EBITDA	**261.69**	**211.39**	**23.8**
EBIT	**175.57**	**136.99**	**28.2**
Net financial cost	(12.78)	(8.56)	49.3
Income from associates	3.95	(16.68)	-
Profit Before Tax	**166.74**	**111.76**	**49.2**
Income tax expense	52.02	22.04	136.1
Minority Interest	(2.34)	0.09	-
Net Profit	**112.38**	**89.81**	**25.1**
EBITDA Margin	**23.3%**	**20.6%**	
EBIT Margin	**15.6%**	**13.4%**	

OPERATING REVENUES

During the first nine months of 2005, operating revenues increased by 9.7% reaching €1,123.25 million compared with €1,024.38 million in the same period of 2004. Revenues breakdown by **business line** is as follows:

€ Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
Advertising revenues	366.94	320.87	14.4
Books and Rights sales	347.94	300.26	15.9
Newspaper and Magazine sales	154.77	155.28	(0.3)
Revenues from Add-ons	106.76	95.72	11.5
Printing sales[1]	43.29	44.41	(2.5)
Music and Audiovisual sales	27.81	26.48	5.1
Other revenues[2]	75.74	81.37	(6.9)
Total Operating Revenues	**1,123.25**	**1,024.38**	**9.7**

[1] Represents 40% of Dédalo revenues. The company Dédalo is the output of a merger between Prisaprint and Polestar España and the equity holding of Ibersuizas (20%).
[2] Includes: e-commerce revenues, Internet services and other products.

Advertising is the highest contributor to revenues (33%) followed by the publishing business (31%). Newspaper and magazine sales account for 14% of total revenues and revenues from add-ons for 10%.


33%
31%
14%
10%
12%
31%
29%
15%
9%
16%
January-Sept 2005
January-Sept 2004
Advertising
Books & Rights
Circulation
Add-ons
Other

Geographic Revenue Breakdown


January-September 2005
24%
Spain
International
76%
January-September 2004
21%
Spain
International
79%

Out of the International revenues, 76% came from the publishing business (Santillana), 19% came from International Media (Radio and Press) and 5% from Dédalo (Printing).

➢ Advertising Revenues

The Group's advertising revenues (€366.9 million) increased by 14.4%. The growth is higher than the estimates for the total market (+11%).

€ Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
Radio	147.97	130.00	13.8
El País	133.71	122.26	9.4
International Media	43.51	33.39	30.3
Specialized press	29.17	26.07	11.9
Local TV (Localia)	13.33	11.85	12.6
Prisacom	3.67	3.09	18.7

Regarding the Group advertising revenues, national revenues increased by 14.3%, local revenues by 9.0% and international ones by 30.3%.

➢ **Books and Rights Sales**

So far in 2005, books and rights sales have increased by 15.9% over the same period of 2004 (€347.9 million compared with €300.3 million).

The geographic breakdown was as follows:


Brazil 11%
Spain and Portugal 43%
Mexico 20%
Peru 3%
Argentina 4%
Other American countries 19%

In Spain, where the text book campaign has not finished yet, revenues increased by 7.7%.

It is worth highlighting the campaign in **Mexico** (yet to be concluded as well). Revenues in the period January-September 2005 reached €71.7 million (+18% over the same period of 2004).

During the first nine months of 2005, **Brazil** increased its revenues by 51.5%, thus being 2005 a year of book replacement.

In the **rest of the South American countries,** the campaigns have performed well, highlighting Venezuela (+131%), Colombia (+41%) and Argentina (+19%).

The exchange rate performance of local currencies against the dollar, especially in Mexico and Brazil, increased the revenues by €4.7 million.

➢ Newspaper and Magazine Sales

Circulation revenues (€154.8 million) remained flan compared to 2004 figures.

So far in 2005, El País average daily circulation is 469,357 copies (847,379 copies for the weekend edition). These numbers show a slight decrease in circulation, compared with 2004 figures, which is explained by the fact that in the first nine months of 2004 the circulation of **El País** was helped by the add-on "La Enciclopedia" and by some exceptional events (general elections, terrorist attacks...).

The sport newspaper **AS** increased its average daily circulation by 4.3% (213,773 compared with 204,907 copies) and it gained market share from its main competitor.

The financial newspaper **Cinco Días** increased its circulation by 29.5%.

Average daily circulation performance

	January-Sept. 2005	January-Sept. 2004	Chg. %
El País	**469,357**	**484,174**	**(3.1)**
El País Weekly edition	**847,379**	**838,795**	**1.0**
AS	**213,773**	**204,907**	**4.3**
Cinco Días	**30,206**	**23,328**	**29.5**

➢ Revenues from Add-ons

Revenues derived from add-ons reached €106.8 million. During the first nine months of 2005, the EBIT contribution was €26.0 million compared with €16.9 million in the same period of 2004. EBIT margin stood at 24.3% (17.6% in the same period of 2004).

Add-ons in **El País** contributed €95.6 million in revenues compared to €64.4 million in January-September 2004. The contribution to EBIT was €25.9 million (€20.3 million in the same period of 2004). "La Historia Universal" and "Cine de Oro" registered an average weekly sale of 195,000 and 150,000 copies respectively. On the other hand, the add-on "Cuentos Infantiles" had an average weekly sale of 280,000 copies.

➢ Printing Sales

Revenues from printing activities reached €43.3 million, 2.5% below the amount in the same period of 2004. During 2005, Dédalo has kept making progress in the organizational and operative integration that followed the merger between Prisaprint and Polestar.

➢ Music and Audiovisual Sales

Within music and audiovisual sales, revenues from the music business (Gran Vía Musical) decreased following the restructuring of this business unit. Operating losses were also reduced from €4.44 million in the fist nine months of 2004 to €2.09 million in 2005.

➢ Other Revenues

Other revenues include the printing business (Dédalo), music, audiovisual, e-commerce and Internet.

Revenues related to mobile services, which represent 38% of Prisacom revenues, increased by 21.6%.

OPERATING PROFIT

The Group operating profit reached €175.6 million, compared with €137.0 million in the fist nine months of 2004 (+28.2%).

EBIT breakdown by business unit is shown below:

EBIT (€ million)


176
98
65
31
7
-2
-3
-4
-14
TOTAL
El País
Santillana
Radio
Spec.& Regional Press
Music
International Media
Prisacom
Audiovisual*

* Out of the €-14 million, €-13 million belong to the Local TV business and €-1 million to audiovisual production (Plural)

In the period January-September, the Group margins have improved. EBIT margin came up to 15.6% compared to a 13.4% margin in 2004. EBITDA margin increased from 20.6% to 23.3%.

The reasons underlying the improvement in the Group operating profit can be summarized as follows:

- Performance of **El País**: the cost control, the increase in advertising revenues and the performance of the add-ons explain the 7.7% EBIT increase. EBIT margin stood at 29.3%.

- Performance of the **text book sales** especially in **Brazil, Spain and Mexico**: the increase in the publishing business revenues (+16.4%) together with the cost control explain the operating improvement (EBIT margin moved from 17.2% in the first nine months of 2004 to 18.2% in 2005).

- Operating improvement in **SER**: the EBIT margin in the radio business increased by nearly two percentage points moving from 16.5% to 18.4% in 2005. This improvement is explained by the increase in advertising revenues (+13.8%).

- Operating profit in **Specialized and Regional Press** (€7.0 million compared with €1.1 million in the same period of 2004). It is worth highlighting the performance of the sport newspaper AS, which increased its operating profit by 130% due to the increase in circulation and the better contribution of the add-ons.

- Cost control and operating improvement in the businesses under development. In **Prisacom** and the **Music** unit, the EBIT improved by 33.1% and 53.0% respectively. **International Media** decreased its operating losses by 32.2%.

NET PROFIT

The Net Profit reached €112.4 million compared with €89.8 million in the same period of 2004 (+25.1%).

Income from associates (€+3.9 million), includes mainly the stakes in Sogecable, Antena 3 de Radio and Iberbanda, and showed an improvement compared with the results in the same period of 2004 (€-16.7 million).

The attributed **income tax expense** is €52.0 million compared to €22.0 million in the same period of 2004. **Minority interest** accounted for €2.3 million losses.

BALANCE SHEET

ASSETS (I.F.R.S.)	€ Million 30/09/2005	€ Million 31/12/2004
FIXED ASSETS	**999.63**	**921.95**
Intangible assets	87.59	78.09
Property, plant & equipment	316.12	296.93
Long term financial investments	47.31	96.58
Investment in associates	444.53	353.88
Investment property	11.81	11.47
Assets held for sale	0.19	1.37
Deferred tax assets	92.08	83.61
GOODWILL	**219.72**	**188.41**
CURRENT ASSETS	**678.43**	**585.41**
Inventories	99.90	99.65
Accounts receivable	543.96	455.23
Short term financial investments	1.44	6.02
Cash & cash equivalents	33.13	24.51
TOTAL ASSETS	*1,897.78*	*1,695.77*

LIABILITES & SHAREHOLDERS EQUITY (I.F.R.S.)	€ Million 30/09/2005	€ Million 31/12/2004
SHAREHOLDERS EQUITY	**845.93**	**738.93**
Issued capital	21.88	21.88
Reserves	694.59	578.86
Retained earnings	112.38	122.45
Minority Interest	17.08	15.74
LONG TERM LIABILITIES	**456.74**	**479.11**
Long term financial debt	231.68	259.64
Other long term debt	159.25	155.09
Other long term liabilities	65.81	64.38
CURRENT LIABILITIES	**595.12**	**477.72**
Short term financial debt	202.90	144.49
Trade accounts payable	184.06	201.60
Other short term liabilities	201.90	127.57
Accrual accounts	6.26	4.06
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	*1,897.78*	*1,695.77*

INVESTMENTS

Investments in long term assets amounted to €199.35 million compared with €197.30 million during the first nine months of 2004. Investments breakdown by business unit is shown below:

INVESTMENTS JANUARY-SEPTEMBER 2005	€ Million
Prisa	101.22
Santillana	31.32
Radio	20.67
El País	14.69
International Media	12.81
Printing	6.06
Local TV (Localia)	4.45
TV Production (Plural)/Cinema (Tesela)	3.76
Other	4.37
Total	**199.35**

Prisa investments mainly include the stake increase in Sogecable and its capital increase (€99.9 million). Santillana investments are mainly related to prototypes and to the acquisition of the Brazilian publishing company Objetiva (€6.8 million). Investments in International Media are related to the acquisition of Radio Continental in Argentina (€8.1 million).

Investment breakdown by type of long-term assets was as following:

INVESTMENTS JANUARY-SEPTEMBER 2005	€ Million
Tangible fixed assets	35.47
Intangible assets	32.26
Long term financial investments	131.44
Property investments	0.18
TOTAL INVESTMENTS	**199.35**

NET DEBT

Net bank debt as of September 30, 2005 amounts to €400.0 million compared to €373.6 million as of December 31, 2004.

NET DEBT 30/09/2005	€ Million
Financial debt	434.6
Long term	231.7
Short term	202.9
Cash and cash equivalents	34.6
Net Debt	**400.0**

In the third quarter of the year, Prisa has improved its net debt position by €54.1 million compared to the second quarter of the year.

In December 2003, Prisa issued a €162.3 million exchangeable bond. The bond coupon is 1.75%.

The average interest rate of the bank debt during the period January-September 2005 was 3.16%.

In addition, long term debt accounts for 65% of total financial debt. In terms of currency, 84% is denominated in euros and 16% in dollars. Approximately 65% of the debt in dollars is hedged against floating Exchange rates.


35%
65%
Long term
Short term


16%
84%
Euros
Dollars

CASH FLOW STATEMENT

€ Million (I.F.R.S.)	30 / 09 / 2005	30 / 09 / 2004
EBIT	**175.57**	**136.99**
Depreciation & Amortization	53.82	53.76
Change in working capital	(29.98)	(68.45)
Capex	(67.91)	(68.76)
Operating Cash Flow	**131.49**	**53.54**
Financial Investments	(131.44)	(128.53)
Financial result	(12.78)	(8.56)
Dividends	(25.69)	(21.26)
Taxes	(52.02)	(22.04)
Sogecable loan payback	52.30	-
Other	11.73	22.70
NET DEBT CHANGE	**26.41**	**104.15**

In the fist nine months of 2005, the **operating cash flow amounted to €131.49 million**. The change in net debt was €+26.41 million.

The strong operating profit, together with the better management of the working capital, explain the good performance of the operating cash flow.

STRATEGIC AGREEMENTS AND ACQUISITIONS IN 2005

- ***Prisa increased its ownership in Sogecable to 24,50%***.

- ***Prisa reached an agreement with Clear Channel*** for the acquisition of programming and commercial management rights of a radio station based in Tijuana (México), which broadcasts in Spanish in the area of Los Angeles and the South of California. The total investment is $28 million and the acquisition is pending regulatory authorisation.

- ***Acquisition*** via Santillana of a 75% stake in the Brazilian company ***Editora Objetiva Ltda.***

  Objetiva was founded in 1991 and it is a reference publishing company in the general edition market in Brazil. In 2004, the company had €5 million revenues. Through this acquisition, Santillana consolidates its presence in the general edition market and complements the text book publishing business that it runs in Brazil through Editora Moderna.

- ***100% acquisition of Radio Continental and Radio Estéreo*** in Argentina for €8.1 million.

- ***Prisa reached an agreement with Le Monde for the acquisition of a 15% stake.*** The investment, yet to be concluded in November 2005, will amount to €25 million. Prisa has agreed to constitute a joint venture with Le Monde for the production and management of add-ons in France. This business will start in January 2006.

- ***Prisa reached and agreement with the main shareholders of the Portuguese company Media Capital for the acquisition of a stake up to 46.32%.*** If the current shareholders exercise their put options in the following weeks, the Group will be the reference shareholder of Media Capital.

APPENDIX

OPERATING REVENUES € Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
El País	335.25	296.56	13.0
Advertising revenues	133.71	122.26	9.4
Circulation revenues	104.27	106.07	(1.7)
Specialized and Regional Press	99.42	93.56	6.3
AS	51.36	44.51	15.4
Cinco Días	13.23	11.99	10.3
Other[3]	33.86	35.85	(5.6)
Radio	167.02	147.62	13.1
Music	12.72	40.92	(68.9)
Local TV	24.45	24.70	(1.0)
Plural	9.55	3.97	140.5
International Media	50.23	39.23	28.1
Publishing	357.46	307.13	16.4
Prisacom	14.40	11.75	22.5
Printing	53.81	55.52	(3.1)
GDM	18.13	15.39	17.8
Distribution	21.97	23.02	(4.5)
Other	21.56	21.22	1.6
Consolidation adjustments	(62.72)	(56.23)	
TOTAL	**1,123.25**	**1,024.38**	**9.7**

OPERATING EXPENSES € Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
El País	237.14	205.49	15.4
Specialized and Regional Press	92.42	92.41	0.0
AS	43.91	41.27	6.4
Cinco Días	13.18	14.55	(9.4)
Other	33.36	33.07	0.9
Radio	136.22	123.28	10.5
Music	14.81	45.36	(67.4)
Local TV	37.16	34.80	6.8
Plural	10.55	6.22	69.5
International Media	53.43	43.94	21.6
Publishing	292.45	254.24	15.0
Prisacom	18.17	17.37	4.6
Printing	57.86	59.46	(2.7)
GDM	12.74	11.63	9.6
Distribution	20.49	21.66	(5.4)
Other & Consolidation adjustments	(35.76)	(28.48)	
TOTAL	**947.68**	**887.39**	**6.8**

[3] Includes regional press and magazines.

EBIT € Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
El País	98.11	91.07	7.7
EBIT Margin	**29.3%**	**30.7%**	
Specialized & Regional Press	6.99	1.15	509.8
EBIT Margin	**7.0%**	**1.2%**	
AS	7.45	3.24	129.7
EBIT Margin	14.5%	7.3%	
Cinco Días	0.05	(2.56)	-
EBIT Margin	0.4%	(21.3%)	
Other	0.50	2.78	(82.2)
EBIT Margin	1.5%	7.7%	
Radio	30.81	24.35	26.5
EBIT Margin	**18.4%**	**16.5%**	
Music	(2.09)	(4.44)	53.0
EBIT Margin	**(16.4%)**	**(10.9%)**	
Local TV	(12.71)	(10.10)	(25.9)
EBIT Margin	**(52.0%)**	**(40.9%)**	
Plural	(1.00)	(2.25)	55.6
EBIT Margin	**(10.5%)**	**(56.7%)**	
International Media	(3.19)	(4.71)	32.2
EBIT Margin	**(6.4%)**	**(12.0%)**	
Publishing	65.01	52.89	22.9
EBIT Margin	**18.2%**	**17.2%**	
Prisacom	(3.76)	(5.62)	33.0
EBIT Margin	**(26.1%)**	**(47.8%)**	
Printing	(4.06)	(3.93)	(3.2)
EBIT Margin	**(7.5%)**	**(7.1%)**	
GDM	5.39	3.77	43.2
EBIT Margin	**29.7%**	**24.5%**	
Distribution	1.48	1.36	9.1
EBIT Margin	**6.7%**	**5.9%**	
Adjustments and Other	(5.40)	(6.53)	
TOTAL	**175.57**	**136.99**	**28.2**
Margin	**15.6%**	**13.4%**	

EBITDA € Million (I.F.R.S.)	JANUARY-SEPTEMBER 2005	2004	Chg. %
El País	106.93	100.51	6.4
EBITDA Margin	**31.9%**	**33.9%**	
Specialized & Regional Press	8.25	2.87	187.3%
EBITDA Margin	**8.3%**	**3.1%**	
AS	7.88	3.80	107.3
EBITDA Margin	15.3%	8.5%	
Cinco Días	0.42	(2.15)	-
EBITDA Margin	3.2%	(17.9%)	
Other	0.80	3.38	(76.4)
EBITDA Margin	2.4%	9.4%	
Radio	34.72	27.99	24.0
EBITDA Margin	**20.8%**	**19.0%**	
Music	(1.38)	(3.01)	54.2
EBITDA Margin	**(10.8%)**	**(7.3%)**	
Local TV	(10.75)	(8.36)	(28.5)
EBITDA Margin	**(44.0%)**	**(33.9%)**	
Plural	1.00	0.02	-
EBITDA Margin	**10.5%**	**0.4%**	
International Media	1.23	(0.29)	-
EBITDA Margin	**2.4%**	**(0.7%)**	
Publishing	118.57	89.96	31.8%
EBITDA Margin	**33.2%**	**29.3%**	
Prisacom	(2.29)	(3.27)	29.9
EBITDA Margin	**(15.9%)**	**(27.8%)**	
Printing	1.58	3.27	(51.5)
EBITDA Margin	**2.9%**	**5.9%**	
GDM	5.63	4.02	40.1
EBITDA Margin	**31.0%**	**26.1%**	
Distribution	1.60	1.51	5.9%
EBITDA Margin	**7.3%**	**6.6%**	
Adjustments and Other	(3.41)	(3.82)	
TOTAL	**261.69**	**211.39**	**23.8**
Margin	**23.3%**	**20.6%**	

For further information:

Grupo Prisa
Institutional Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

ITEM 10

Madrid, October 27, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announces that it has subscribed directly and through its subsidiary Investissements Presse Régionale, S.A. (IPR), shares amounting to 17.69% of the company LE MONDE, S.A. Once the current capital increase has been completed, PRISA's interest could become somewhat diluted, but in no case will it fall below 13.97% of the share capital of LE MONDE, S.A.

The operation was carried out within the framework of a recapitalization of LE MONDE S.A. in which the LAGARDÈRE Group and LA STAMPA Group likewise participated.

The outlay made amounts to 24,350,000 Euros and also includes IPR's shares in Presse Europe Région, S.A. (PER), publisher of the daily newspaper Midi Libre.

As a consequence of the above, shareholders at the general meeting appointed Messrs. Jesús de Polanco Gutiérrez and Juan Luis Cebrián Echarri members of the board of LE MONDE, S.A.

Among others, Arnauld Lagardère, President of the LAGARDÈRE Group and Luca Cordero de Montezemolo, President of the FIAT Group were likewise appointed board members at that same meeting.

PRISA, as provided in Article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby states the following:

SIGNIFICANT EVENT

Today, 2 November 2005, PRISA has announced the initiation of a tender offer over SOGECABLE, subject to CNMVs authorisation.

The offer concerns 26,712,926 shares representing 20% of SOGECABLE´s share capital. This offer is conditional upon the acquisition by PRISA of 21,370,341 shares representing 16% of SOGECABLEs share capital. If, as a result of the offer, PRISA acquires said total number of shares, its share capital in SOGECABLE will amount to 59,437,815 shares, representing 44,501% of the share capital.

The compensation offered is EUR 37 per share of SOGECABLE, and will be fully paid in cash. Compensation payment has been guaranteed by Citibank Spain, S.A.

If all the acceptances received surpass the maximum limit mentioned, an apportionment will be made, in accordance with Article 29 of Royal Decree 1197/1991 of 26 of July, on Public Takeover bids.

November, 2nd 2005

PRISA announces the initiation of a tender offer over SOGECABLE

The operation is subject to CNMVs authorisation

The offer concerns 26,712,926 shares representing 20% of SOGECABLES's share capital. This offer is conditional upon the acquisition by PRISA of 21,370,341 shares representing 16% of SOGECABLES's share capital. If, as a result of the offer, PRISA acquires said total number of shares, its share capital in SOGECABLE will amount to 59,437,815 shares, representing 44,501% of the share capital.

The compensation offered is EUR 37 per share of SOGECABLE, and will be fully paid in cash.

Compensation payment has been guaranteed by Citibank Spain, S.A.

If all the acceptances received surpass the maximum limit mentioned, an apportionment will be made, in accordance with Article 29 of Royal Decree 1197/1991 of 26 of July, on Public Takeover bids.

ITEM 13

Market Information

November 2, 2005

TENDER OFFER OVER SOGECABLE

Key Terms	▪ Offer concerns 26.712.926 shares representing 20% of SOGECABLE share capital ▪ 37 euros per share offered: - 17.3% premium over 11/01/05 closing price - 22.4% premium over last 3 months average price ▪ Payment in cash (€988 Million)
Financial issues	▪ Financing 100% with Debt ▪ Bridge facility underwritten by Citigroup
Additional considerations	▪ Offer conditional upon the acquisition by PRISA of a number of shares equal to 21,370,341 (16% of SOGECABLE share capital) ▪ Offer to be authorized by CNMV, Ministry of Industry and competition authorities

Transaction Rationale

- Audiovisual: one of the main growth areas in PRISA
- Supporting SOGECABLE project both in pay tv and free to air tv
- Gaining scale: higher growth and profitability

Impact on PRISA accounts

- PRISA stake in SOGECABLE will reach up to 44.5% with a minimum of 40.5%
- PRISA will integrate SOGECABLE in a global consolidated basis
- PRISA Net Debt /EBITDA ratio in 2006: approx. 3.5x

Higher operating growth

Market consensus


Revenues
5%
8%
CAGR 05-08
Prisa
Prisa+ Sogecable


EBITDA
8%
15%
CAGR 05-08
Prisa
Prisa+ Sogecable

***** Excluding Media Capital***

11-9714

Grupo PRISA

ANNOUNCEMENT

Grupo PRISA and **Grupo GARÁFULIC** announce that they reached a settlement today with regard to past disputes involving the two companies. The basic terms of the agreement are as follows:

Grupo GARÁFULIC has forfeited all of its holdings in the Bolivian companies in which both groups held interests in the press, television and Internet sectors, with the exception of Servicios de Valor Agregado Bolivia.Com, S.A, in which **Grupo PRISA** has forfeited its stakes.

The parties have mutually waived their rights to exercise further claims or actions with respect to their prior jointly-operated businesses, and will withdraw from any litigation currently pending before the Bolivian courts.

Once full compliance with the terms of this settlement have been verified, **Grupo PRISA** will likewise waive its right to enforce the arbitral award issued in its favor by the International Court of Arbitration of the International Chamber of Commerce as a result of the complaint that **Grupo PRISA** filed against **Grupo GARÁFULIC**.

Madrid, November 18, 2005

Departamento de Comunicación:
Gran Via, 32, 6ª - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es